UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*

                                 Neff Corp.
                             (Name of Issuer)



                  Class A Common Stock (par value $0.01 per share)
                        (Title Class of Securities)

                                0006400941
                              (CUSIP Number)



                             September 25, 1999
           Date of Event Which Requires Filing of this Statement



          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [  ] Rule 13d-1(b)

               [  ] Rule 13d-1(c)

               [X] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 0006400941     Schedule 13G             Page 2 of 8 Pages

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Jorge Mas
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a)  [  ]           (b)  [  ]

3
SEC USE ONLY:

4
CITIZENSHIP OR PLACE OF ORGANIZATION:

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5   SOLE VOTING POWER              4,702,744
6   SHARED VOTING POWER            900,000
7   SOLE DISPOSITIVE POWER         4,702,744
8   SHARED DISPOSITIVE POWER       900,000

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     5,602,744

10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [ ]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     34.9%

12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     IN

CUSIP No. 0006400941     Schedule 13G             Page 3 of 8 Pages

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Jorge Mas Holding I Limited Partnership
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a)  [  ]           (b)  [  ]

3
SEC USE ONLY:

4
CITIZENSHIP OR PLACE OF ORGANIZATION:

     Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5   SOLE VOTING POWER:             3,702,744
6   SHARED VOTING POWER            0
7   SOLE DISPOSITIVE POWER         3,702,744
8   SHARED DISPOSITIVE POWER       0

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     3,702,744

10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [ ]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     23.0%

12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     PN

CUSIP No. 0006400941     Schedule 13G             Page 4 of 8 Pages

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Santos Fund I, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a)  [  ]           (b)  [  ]

3
SEC USE ONLY:

4
CITIZENSHIP OR PLACE OF ORGANIZATION:

     Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5   SOLE VOTING POWER:             900,000
6   SHARED VOTING POWER            0
7   SOLE DISPOSITIVE POWER         900,000
8   SHARED DISPOSITIVE POWER       0

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     900,000

10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [ ]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     5.6%

12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     PN

Item 1

  (a)  Name of Issuer

       Neff Corp.

  (b)  Address of Issuer's Principal Executive Offices

       3750 N.W. 87th Avenue
       Miami, FL  33178

Item 2

  (a)  Name of Person Filing

        The persons filing this Schedule 13G are Jorge Mas, Jorge Mas Holding I Limited Partnership (the "Partnership") and Santos Fund I, L.P. ("Santos"). Mr. Mas is the sole general partner and limited partner of the Partnership. Mr. Mas owns a majority of the limited partnership interests of Santos and is also the sole director and stockholder of Santos Fund, Inc., the sole general partner of Santos.

   (b) Address  of  Principal  Business  Office  or,  if  none,
       Residence

       The principal business office for Mr. Mas is:

       3155 N.W., 77th Avenue
       Miami, FL  33122

       The principal business address for the Partnership is:

       2716 East Fifth
       Austin, TX  78702

       The principal business address for Santos is:

       3750 N.W. 87th Avenue
       Miami, FL  33178

  (c)  Citizenship

        Mr. Mas is a United States citizen.  The Partnership  and
Santos are each Texas limited partnerships.

  (d)  Title of Class of Securities

       Class A Common Stock, par value $0.01 per share

  (e)  CUSIP Number

       Not applicable.

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

       Not Applicable

Item 4.     Ownership

(a)  Amount Beneficially Owned

        Mr. Mas beneficially owns a total of 6,202,744 shares  of
the  Class  A  Common Stock, par value $.01 of  Neff  Corp.  (the
"Shares").   The Partnership beneficially owns 3,702,744  Shares.
Santos beneficially owns 900,000 Shares.

  (b)  Percent of Class

        Mr. Mas beneficially owns 34.9% of the Class A Common Stock, par value $.01 of Neff Corp. The Partnership beneficially owns 23.04% of the Class A Common Stock, par value $.01 of Neff Corp. Santos beneficially owns 5.6% of the Class A Common Stock, par value $.01 of Neff Corp.

  (c)  Number of shares as to which such person has:

      (i) sole power to vote or to direct the vote

         Mr.   Mas,  (i)  as  an  individual  and  (ii)  as   the
Partnership's sole general partner and sole limited partner,  has the  sole  power to direct the vote of an aggregate of  4,702,744
Shares.

     (ii) shared power to vote or to direct the vote

        Mr.  Mas  shares power to direct the vote of the  900,000
Shares beneficially owned by Santos. The Partnership does not share power to direct the vote of any Shares.

     (iii) sole power to dispose or to direct the disposition of

        Mr. Mas, (i) as an individual, (ii) as the Partnership's sole general partner and sole limited partner, and (iii) as the sole director of the sole general partner of Santos, has the sole power to dispose of 4,702,744 Shares.

     (iv) shared power to dispose or to direct the disposition of

          Mr. Mas shares power to dispose of the 900,000 Shares beneficially owned by Santos. The Partnership does not share power to dispose of any Shares.

Item 5. Ownership of Five Percent or Less of a Class

     Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another
        Person.

     Not Applicable

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on By the Parent Holding
        Company

     Not Applicable

Item 8. Identification and Classification of Members of the Group

     Not Applicable

Item 9. Notice of Dissolution of Group

       Not Applicable

Item 10.  Certification

       Not Applicable

Note:   Section  240.13d-102 Schedule 13G  -  Information  to  be
included  in  statements filed pursuant to Section  240.13d-1(b),
(c)  and  (d)  and amendments thereto filed pursuant  to  Section
240.13d-2.

                            SIGNATURE



After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




                            /s/Jorge Mas
                           ______________________________
                           Jorge Mas

                           Dated: February 14, 2000


                           JORGE MAS HOLDING I LIMITED
                           PARTNERSHIP

                             /s/Jorge Mas
                          By:_______________________
                              Jorge Mas, Director
                              Title: Jorge Mas Holdings Corp.
                                     General Partner


                          Dated: February 14, 2000


                          SANTOS CAPITAL, INC.

                               /s/ Jorge Mas
                           By:______________________
                              Jorge Mas
                              Title: Director

                          Dated: February 14, 2000